Exhibit 99.1
NEWS RELEASE for March 13, 2009

Contact:
Investor Relations/ Financial Media:	Company:
Capital Link, Inc.	Oceanaut, Inc.
Nicolas Bornozis	Lefteris Papatrifon
President	Chief Financial Officer
230 Park Avenue	17th Km National Road Athens-Lamia & Finikos Street
Suite 1536	145 64 Nea Kifisia
New York, NY 10169	Athens, Greece
Tel. +1 (212) 661-7566	Tel: +30 (210) 6209-520
Fax: +30 (210) 6209-528

E-mail: nbornozis@capitallink.com	E-Mail: info@oceanautinc.com
www.capitallink.com	www.oceanautinc.com
OCEANAUT, INC. FILED PROXY STATEMENT
SEEKING APPROVAL TO LIQUIDATE AND DISSOLVE
Athens, Greece — March 13, 2009 — Oceanaut, Inc., (AMEX: OKN; OKN.U; OKN.WS; the “Company” or “Oceanaut”) announced today that it has filed with the Securities and Exchange Commission, for mailing to its shareholders of record as of February 27, 2009, a definitive proxy statement seeking approval, at a special shareholder meeting to be held on April 6, 2009, to effect the orderly liquidation and dissolution of the Company.
Forward Looking Statements
This release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements. Oceanaut assumes no obligation to update any forward-looking statements.
Shareholders of Oceanaut and other interested persons are advised to read Oceanaut’s definitive proxy statement in connection with the solicitation of proxies for the special meeting because such proxy statement will contain important information.
The definitive proxy statement will be mailed to stockholders as of the February 27, 2009 record date established for voting on the proposed liquidation and dissolution. Shareholders will also be able to obtain a copy of the definitive proxy statement, without charge, once available, at the SEC’s website http://www.sec.gov or by directing a request to Oceanaut, Inc. at 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece, +30-210-620-9520.

Before making any voting decisions with respect to the proposed liquidation or any of the other matters with respect to which the Company’s shareholders will be asked to vote pursuant to the proxy statement, the Company’s shareholders are urged to read the definitive proxy statement and other documents filed by the Company.
Oceanaut and its officers and directors may be deemed to be participating in the solicitation of proxies from Oceanaut’s shareholders in favor of the approval of the proposed dissolution and liquidation. Information concerning Oceanaut’s directors and officers is set forth in the publicly filed documents of Oceanaut. Shareholders may obtain more detailed information regarding the direct and indirect interests of Oceanaut and its directors and executive officers in the transaction and related financing by reading the definitive proxy statement regarding the proposed acquisition, which has been filed with the SEC.
About Oceanaut, Inc.
Oceanaut, Inc. (AMEX: OKN; OKN.U; OKN.WS) is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry.